COMMENTS RECEIVED ON 04/11/2024

FROM DANIEL GREENSPAN

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers U.S. Total Stock Fund

POST-EFFECTIVE AMENDMENT NO. 121 & 124

1.

“Cover” (prospectus)

“Offered exclusively to certain managed account clients of Strategic Advisers LLC or its affiliates - not available for sale to the general public”

C:

The Staff requests we disclose that shares are also available only to investors residing in the United States.

R:

The fund has disclosed that “Shares are generally available only to investors residing in the United States” in the “Shareholder Information” section. We do not believe this statement is required elsewhere in the prospectus. Accordingly, we have not modified the disclosure.

2.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Allocating assets among affiliated equity funds (i.e., Fidelity® funds, including mutual funds and ETFs), non-affiliated equity funds that participate in Fidelity’s FundsNetwork®, non-affiliated ETFs (collectively, underlying funds), and sub-advisers.”

C:

The Staff request that if there is any more specific allocation among the categories listed, we disclose.

R:

There is no specific allocation among the categories listed.

3.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Pursuant to an exemptive order granted by the Securities and Exchange Commission (SEC), Strategic Advisers LLC (Strategic Advisers) is permitted, subject to the approval of the Board of Trustees, to enter into new or amended sub-advisory agreements with one or more unaffiliated sub-advisers without obtaining shareholder approval of such agreements. Subject to oversight by the Board of Trustees, Strategic Advisers has the ultimate responsibility to oversee the fund’s sub-advisers and recommend their hiring, termination, and replacement. In the event the Board of Trustees approves a sub-advisory agreement with a new unaffiliated sub-adviser, shareholders will be provided with information about the new sub-adviser and sub-advisory agreement.”

C:

The Staff requests we provide the information for this specific exemptive order referenced.

R:

The manager-of-managers exemptive order referenced by the fund is Fidelity Management & Research Co., et. al., Investment Company Act Release Nos. 27544 (Notice) and 27585 (Nov. 28, 2006) (Order).

4.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

If the fund intends to invest in emerging markets securities, the Staff requests we add appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, the fund believes the current strategy and risk disclosure is appropriate.

5.

“Fund Summary” (prospectus)

“Purchase and Sale of Shares”

“The fund is not available for sale to the general public.”

C:

The Staff requests, that similar to comment 1 please be consistent in the disclosure regarding to whom the fund is available.

R:

We believe the disclosures are consistent throughout the prospectus and disclose that shares are not available to the general public and can only be purchased through an investment program offered by the Adviser.

6.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund may invest in affiliated equity funds (i.e., Fidelity® funds, including mutual funds and ETFs), non-affiliated equity funds that typically participate in Fidelity’s FundsNetwork® and in non-affiliated ETFs. Underlying funds include both funds managed by Fidelity Management & Research Company LLC (FMR) (an affiliated company that, together with the Adviser, is part of Fidelity Investments) or an affiliate and funds managed by investment advisers other than Fidelity. Fidelity may receive service fees that typically are at an annual rate of up to 0.40% of a non-affiliated underlying fund’s average daily net assets attributable to purchases through Fidelity’s FundsNetwork®, though such fees may be higher or lower, or may be charged as transaction and/or account fees. In addition, the fund may invest in ETFs in transactions not occurring through Fidelity’s FundsNetwork®.”

C:

The Staff requests that we supplementally explain who pays the fees referenced above and what the contractual arrangement is that entitles Fidelity to receive the fees.

R:

The fees are paid by third parties who have separate brokerage platform agreements with Fidelity.

7.

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. The fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.

Attachment 1

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee (fluctuates based on the fund's allocation among underlying funds and sub-advisers)	0.44% A, B
Distribution and/or Service (12b-1) fees	None
Other expenses	0.01% A
Acquired fund fees and expenses	0.04% A
Total annual operating expenses	0.49%
Fee waiver and/or expense reimbursement	0.25% B
Total annual operating expenses after fee waiver and/or expense reimbursement	0.24%

ABased on estimated amounts for the current fiscal year.

BStrategic Advisers LLC (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed 0.65% of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to waive a portion of the fund's management fee in an amount equal to 0.25% of the fund's average daily net assets. This arrangement will remain in effect through September 30, 2027, and neither Strategic Advisers nor any of its affiliates retain the ability to be repaid with respect to this arrangement. Strategic Advisers may not terminate this arrangement without the approval of the Board of Trustees.

1 year	$25
3 years	$77

FOLLOW-UP COMMENTS RECEIVED ON 04/25/2024

FROM DANIEL GREENSPAN

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers U.S. Total Stock Fund

POST-EFFECTIVE AMENDMENT NO. 121 & 124

1.

C:

The Staff requests we confirm the fund will not be sold under the prospectus until the mergers have been consummated.

R:

The fund will not be publicly sold under the prospectus until the reorganizations have been consummated.

2.

“Fund Summary” (prospectus)

“Performance”

C:

The Staff requests we clearly state the performance information is the historical information of the predecessor fund.

R:

The performance section does not include any performance information. After the mergers have been completed, the fund’s registration statement will be supplemented to include related performance information of the Strategic Advisers Large Cap Fund, the accounting survivor in the merger. Any such performance information will be appropriately labeled as historical performance of the predecessor fund.

3.

C:

The Staff believe we should include disclosure in the 485 filing to disclose that this fund is a successor to the predecessor funds in the N-14 that was filed.

R:

Please see response above.

4.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund may invest in affiliated equity funds (i.e., Fidelity® funds, including mutual funds and ETFs), non-affiliated equity funds that typically participate in Fidelity’s FundsNetwork® and in non-affiliated ETFs. Underlying funds include both funds managed by Fidelity Management & Research Company LLC (FMR) (an affiliated company that, together with the Adviser, is part of Fidelity Investments) or an affiliate and funds managed by investment advisers other than Fidelity. Fidelity may receive service fees that typically are at an annual rate of up to 0.40% of a non-affiliated underlying fund’s average daily net assets attributable to purchases through Fidelity’s FundsNetwork®, though such fees may be higher or lower, or may be charged as transaction and/or account fees. In addition, the fund may invest in ETFs in transactions not occurring through Fidelity’s FundsNetwork®.”

C:

Please supplemental confirm if the service fees are/where material to the predecessor fund or if they are expected to be material going forward.

R:

The service fees are not material to the Acquired Funds and will not be material to the Acquiring Fund.